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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-8A

          NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940

                 The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Pacific Innovations Trust, a Delaware Business Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

 103 Bellevue Parkway, Wilmington, Delaware 19809

Telephone Number (including area code):   (302) 791-1700

Name and address of agent for service of process:

Jay F. Nussblatt, 103 Bellevue Parkway, Wilmington, Delaware 19809

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [X]      NO [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Los Angeles and State of California on the 15th day of October 1996.

                                           PACIFIC INNOVATIONS TRUST,
                                           a Delaware Business Trust


                                              J. David Huber
                                           By ____________________________
                                              J. David Huber
                                              President
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PAUL, HASTINGS, JANOFSKY & WALKER LLP
555 South Flower Street
Los Angeles, California 90071


                                October 15, 1996


Writer's Direct
Dial No. (213) 683-6207


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Pacific Innovations Trust, a Delaware Business Trust Form N-8A Notification of Registration


Ladies and Gentlemen:


                 Concurrently with this letter we are filing electronically on behalf of Pacific Innovations Trust, a Delaware Business Trust, a Notification of Registration on Form N-8A pursuant to the Investment Company Act of 1940.

                 If you have any questions concerning the enclosed Notification, please do not hesitate to telephone me at the number set forth above. Thank you for your assistance regarding this matter.




                                  Very truly yours,

                                  s/Michael Glazer

                                   Michael Glazer
                     for PAUL, HASTINGS, JANOFSKY & WALKER LLP